UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

Santander

BR GAAP - RESULTS

1Q13 BR GAAP – EARNINGS

 CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
MACROECONOMIC ENVIRONMENT	04
STRATEGY	05
RECENT AND SUBSEQUENT EVENTS	06
EXECUTIVE SUMMARY	07
SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	08
BALANCE SHEET	12
CARDS	20
OUR SHARES	21
RATINGS	22
RISK MANAGEMENT	23
SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	25
ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	26
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	29
CVM DELIBERATION 695	31

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The following data on results and performance indicators are managerial, whose accounting results reconciliation is available on page 29. Further, it’s worth mentioning that the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 31.

MANAGERIAL¹ ANALYSIS - BR GAAP	1Q13	1Q12	Var.	4Q12	Var.
			1Q13x1Q12		1Q13x4Q12

RESULTS (R$ million)
Net interest income	7,658	8,077	-5.2%	7,813	-2.0%
Fee and commission income	2,699	2,473	9.1%	2,639	2.3%
Allowance for loan losses	(3,371)	(3,091)	9.1%	(3,096)	8.9%
General Expenses²	(3,891)	(3,865)	0.7%	(4,132)	-5.8%
Managerial net profit³	1,519	1,774	-14.4%	1,607	-5.5%
Accounting net profit	609	865	-29.6%	697	-12.6%

BALANCE SHEET (R$ million)
Total assets	448,601	417,245	7.5%	448,968	-0.1%
Securities	71,830	62,870	14.3%	76,832	-6.5%
Loan portfolio	211,703	199,333	6.2%	211,959	-0.1%
Individuals	71,383	66,526	7.3%	71,287	0.1%
Consumer finance	36,208	36,402	-0.5%	36,806	-1.6%
Small and Medium Enterprises	36,135	33,083	9.2%	36,487	-1.0%
Corporate	67,978	63,323	7.4%	67,379	0.9%
Expanded Credit Portfolio[4]	256,152	236,479	8.3%	255,964	0.1%
Funding from Clients[5]	195,342	191,362	2.1%	199,193	-1.9%
Equity[6]	51,133	48,022	6.5%	50,514	1.2%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.0%	14.6%	-2.7 p.p.	12.8%	-0.9 p.p.
Return on average asset excluding goodwill[6] - annualized	1.4%	1.8%	-0.4 p.p.	1.5%	-0.1 p.p.
Efficiency Ratio[7]	44.3%	43.6%	0.7 p.p.	46.7%	-2.4 p.p.
Recurrence Ratio[8]	69.4%	64.0%	5.4 p.p.	63.9%	5.5 p.p.
BIS ratio[9]	21.5%	24.0%	-2.5 p.p.	20.8%	0.7 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	5.8%	4.8%	1.0 p.p.	5.5%	0.3 p.p.
Delinquency (over 60 days)	6.8%	6.1%	0.8 p.p.	6.6%	0.3 p.p.
Coverage ratio (over 90 days)	124.2%	134.5%	-10.2 p.p.	125.6%	-1.3 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	141,404	135,033	4.7%	134,935	4.8%
Numbers of credit and debit cards (thousand)	48,991	43,511	12.6%	48,362	1.3%
Branches	2,405	2,360	45	2,407	(2)
PABs (mini branches)	1,341	1,416	(75)	1,381	(40)
ATMs	17,766	18,443	(677)	17,793	(27)
Total Customers (thousand)	27,853	25,674	2,178	27,315	537
Total Current Account [11] (thousand)	21,074	19,691	1,383	20,789	286
Employees	53,484	55,053	(1,569)	53,992	(508)

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 29.
2. Administrative Expenses exclude 100% of the goodwill amortization expense from the acquisition of Banco Real and personnel expenses include profit sharing.
3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 1Q13 was R$ 909 million, in 1Q12 was R$ 909 million and in 4Q12 was R$ 909 million.
4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 1Q13 was 12,097million, 1Q12 R$ 15,665 million and 4Q12 R$ 12,937 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. Excluding 100% of the goodwill: 18.4% on Mar/13; 19.8% on Mar/12 and 17.7% on Dec/12.
10.According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11.Total current account according to the Brazilian Central Bank.

MACROECONOMIC ENVIRONMENT

MACROECONOMIC ENVIRONMENT

Economic activity maintained its slow trend of recovery during the fourth quarter of 2012 and the beginning of 2013. GDP growth in 4Q12 (latest data available) stood at 1.4% in comparison to the fourth quarter of 2011, up from 0.9% in the third quarter. Investment showed a 4.5% year-over-year contraction in the period, whereas household consumption expanded a solid 3.9% in the same period. On the supply side, the worst performance came from agriculture, with a 7.5% fall from the levels seen one year ago due to problems with the harvest. Industrial GDP, which posted four quarters of soft results, stabilized in the fourth quarter and seems to show that the measures taken by the government to boost the economy are already bearing fruits.

Consumer prices, measured by the IPCA, rose 6.59% in the year ending in March, up from the 5.84% in December 2012 and slightly above the ceiling of the inflation target for this year. Services’ prices continue to exert pressure on inflation, driven by increasing labor costs. Durable goods’ prices continue to mitigate inflationary pressures, albeit by a lesser extent than in previous months mainly due to the residual impact of the tax breaks for cars and other goods. The rising and disperse inflationary pressures, despite the weak economic growth, have led the BCB to start a monetary tightening cycle by mid-April, when the target overnight rate (Selic) was raised to 7.5% p.a. Markets were already anticipating a tightening, and hence the average lending rate to individuals rose to 35.1% p.a. in February, above what was observed in December (33.7% p.a.). Outstanding credit advanced 16.8% YoY in the same month, reaching nearly R$2.4 trillion, or 53.4% of GDP. Growth in housing financing continues to be the main driver behind that result, posting a 34.3% year-over-year growth in the same period.

Weaker global conditions are still weighing on Brazilian exports, which have contracted by 8.3% in the 12 months ending in March. Imports declined mildly by 1.9% in the same period, reflecting weaker currency and domestic demand. As a result, trade surplus in the year ending in March declined to US$11.9 billion from US$29.1 billion.

As a result, the current account deficit increased to US$63.5 billion in the year ending in February, with a slight increase in the remittance of profits and dividends adding to the poorer trade results. In terms of financial flows, foreign direct investments (at US$63.7 billion) practically compensated the current account deficit. The exchange rate finished March at R$2.01/US$.

On the fiscal side, the myriad of tax breaks announced by the government to stimulate the economy, together with the weaker economic activity, led to weaker tax collections and consequently to a narrowing primary surplus in the public sector, which reached 2.16% of GDP in the 12 months through February. Even the declining interest rates did not prevent the public sector borrowing requirement from rising to 2.74% of GDP over the same period. The net public sector debt reached 35.7% of GDP in February.

ECONOMIC AND FINANCIAL INDICATORS	1Q13	4Q12	1Q12

Country risk (EMBI)	165	149	197
Exchange rate (R$/ US$ end of period)	2.014	2.044	1.822
IPCA (in 12 months)	6.59%	5.84%	5.24%
Target Selic (Annual Rate)	7.25%	7.25%	9.75%
CDI¹	1.62%	1.69%	2.46%
Ibovespa Index (closing)	56,352	60,952	64,511
1. Quarterly effective rate.

STRATEGY

STRATEGY

Santander’s strategy is based on the following objectives:

• To be the best bank in service quality, supported by the operational efficiency of the technological platform;

• Focus on improving customer services through quality of services and infrastructure;

• To intensify the relationship with customers in order to become the bank of choice of our customers;

• To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages, vehicle and insurance;

• To take advantage of cross selling opportunities for products and services;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

• To maintain its prudent risk management.

This strategy is in line with the mission announced by the Bank “to be our customer’s choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”.

In accordance with this mission, Santander Brasil launched “Conta Santander Combinada” in the first quarter of 2013. This new proposal is a combined offer of current account, credit card, package services, overdraft and other differentiated advantages. It is developed under four types of offers: “Conta Combinada Free”, “Conta Combinada Flex”, “Conta Combinada Light”, “Conta Combinada Universitária FIT”. This proposal aims to offer product and service options to meet the customer’s needs in different moments of their lives, and also provides a higher linkage.

Additionally, in this quarter, Santander Brasil announced a new segment “Santander Select”, which is a new category of financial services designed to offer a unique and a specialized service to high income customers. This proposal, which was developed from the existing global model for this segment and it was adjusted for the characteristics of the Brazilian market, provides specialized areas in wealth management advisory and offers differentiated products and services.

In addition to these new strategies, Santander Brasil continues to increase its commercial activities through partnerships and commercial agreements, like in cards segments with the agreement with Sodexo and Embratec, and also in vehicle financing segment with the agreements: Hyundai, Renault, Nissan and Peugeot.

In the context of sustainability, the Santander Brasil strategy’s continued to be based on three basic pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses.

Another fact of our strategy worth mentioning is the maintenance at comfortable levels of liquidity, and also our self sufficient funding and capital model (no reliance on head office). At the end of March 2013, the BIS ratio reached 21.5%, positioning the Bank as the most capitalized bank among the largest retail banks.

RECENT AND SUBSEQUENT EVENTS

RECENT EVENTS

FILING OF FORM 20-F

On March 29, 2013, Banco Santander Brasil published Notice to the Market regarding the filing of Form 20-F at the Securities and Exchange Commission - EUA, or SEC, and at the CVM, in Brazil, on March 29, 2013.

The Form 20-F contains detailed information about Santander Brasil, including certifications under the U.S. Sarbanes-Oxley Act (“SOX”), which attest to the effectiveness of Santander Brasil’s internal controls and procedures. Santander Brasil’s independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued an audit opinion on the financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2012.

INTEREST ON THE COMPANY´S CAPITAL DISTRIBUTION

On March 27, 2013, it was approved on the Board of Director’s meeting the Board of Executive Officers’ proposal, ad referendum of the General Annual Meeting to be held on 2014, for the distribution of Interest on the Company´s Capital, in the gross amount of R$ 300,000,000 (three hundred million reais), which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 255,000,000 (two hundred fifty-five million reais), except for immune and/or exempt shareholders. In accordance with the notice to the shareholder published on March 27, 2013, the payment will be from the August 29th, 2013.

SUBSEQUENT EVENTS

“WEBMOTOR S.A. INCREASES ITS CAPITAL STOCK THROUGH DEAL WITH CARSALES.”

An agreement was signed regarding the participation of CarSales.com Limited (CarSales) in the capital stock of WebMotors, a company indirectly controlled by Banco Santander. The Transaction, valued at R$180 million, involves the acquisition, by CarSales, of new shares of the WebMotors capital stock, representing 30% of the company’s total capital. The partnership with CarSales aims to accelerate the growth of WebMotors and consolidate its leadership position in Brazil’s online vehicle classifieds market, through a transfer of technology and knowledge, together with greater independence and operational focus.

CarSales is an Australian company that is the leader in that country’s online vehicle classifieds market, with more than 60% of the market share, along with operations throughout Asia and Oceania (China, New Zealand, Thailand, Malasia, Singapore, Indonesia and Dubai).

The completion of the Transaction will be subject to its compliance with certain precedent conditions customary in similar transactions, including the negotiation and signing of definitive contracts and the obtaining of the necessary authorizations.

CEO AND CHAIRMAN OF THE BOARD OF DIRECTORS

On April 24, 2013, the Board of Directors received the request for resignation of Mr. Marcial Angel Portela Alvarez from the position of CEO of the Company; and appointed Mr. Jesús Maria Zabalza Lotina as CEO, to replace Mr. Marcial Portela, who shall remain in his position until Mr. Jesús Zabalza takes office.

Banco Santander Brasil also informed that Mr. Marcial Portela, currently Vice Chairman of the Board of Directors, will be appointed as Chairman of the Board of Directors, and the current Chairman of the Board of the Directors, Mr. Celso Clemente Giacometti, will be appointed as Vice Chairman of the Board of Directors.

Mr. Marcial Portela coordinated Banco Real’s acquisition and transition process initiated in 2007, and in the last three years has conducted directly, as CEO, the operations of the Santander Group in Brazil, having been responsible for the strategic repositioning of the Company in the Brazilian market. The aforementioned appointments are subject to applicable legal and corporate approvals.

SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$ 1,519 million in 1Q13, down 14.4% over the same period of 2012 and 5.5% over the previous quarter. Total equity in 1Q13 stood at R$51,133 million, excluding R$12,097 million related to the goodwill from the acquisition of Banco Real. Return on Average Equity (ROAE) adjusted for goodwill reached 12.0% in 1Q13, 0.9 p.p. less than the previous quarter.

The efficiency ratio stood at 44.3% in 1Q13, an improvement of the 2.4 p.p. in the quarter, due to good control over general expenses (-5.8%) and the efforts to increase the operational efficiency and business productivity.

- Soundness indicators: the BIS Ratio stood at 21.5% in March 2013, down 2.5 p.p. over the same period in 2012 and up 0.7 p.p. over the last quarter. The coverage ratio (over 90 days) reached 124.2% in the first quarter of 2013.

The total credit portfolio amounted to R$211,703 million in March 2013, 6.2% up in twelve months and almost flat (-0.1%) in the quarter. The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, amounted R$ 256,152 million at the end of March 2013, an increase of 8.3% in twelve months and 0.1% in the quarter.

The Individual segment totaled R$71,383 million in March 2013, a 7.3% growth in twelve months and 0.1% up over the previous quarter. In the year as a whole, the main products were mortgages and payroll loans originated by the bank, which jointly accounted for 83% of the upturn in the Individual credit portfolio.

The Consumer Finance portfolio totaled R$36,208 million in March 2013, decreasing 0.5% in twelve months and 1.6% in the quarter.

The SME portfolio amounted to R$ 36,135 million, 9.2% up in twelve months and down 1.0% in the quarter. The Corporate segment grew 7.4% in twelve months and 0.9% in the quarter.

Total funding and assets² under management stood at R$ 358,845 million in March of 2013, up 9.1% on the same period in 2012 and 1.8% in the quarter.
1. Accounting net profit + 100% reversal of goodwill amortization expenses. 2. According to the Anbima criterion.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results. The reconciliation between the accounting and the managerial results can be found on page 29.

As mentioned on page 3, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 31.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1Q13	1Q12	Var.	4Q12	Var.
			1Q13x1Q12		1Q13x4Q12

NET INTEREST INCOME	7,658	8,077	-5.2%	7,813	-2.0%
Allowance for Loan Losses	(3,371)	(3,091)	9.1%	(3,096)	8.9%
NET INTEREST INCOME AFTER LOAN LOSSES	4,287	4,986	-14.0%	4,717	-9.1%
Fee and commission income	2,699	2,473	9.1%	2,639	2.3%
General Expenses	(3,891)	(3,865)	0.7%	(4,132)	-5.8%
Personnel Expenses + Profit Sharing	(1,753)	(1,829)	-4.2%	(1,850)	-5.3%
Administrative Expenses[2]	(2,138)	(2,036)	5.0%	(2,282)	-6.3%
Tax Expenses	(750)	(803)	-6.6%	(786)	-4.6%
Investments in Affiliates and Subsidiaries	0	0	n.a.	(0)	n.a.
Other Operating Income/Expenses³	(831)	(881)	-5.7%	(820)	1.4%
OPERATING INCOME	1,513	1,911	-20.8%	1,618	-6.5%
Non Operating Income	87	43	102.4%	36	n.a.
NET PROFIT BEFORE TAX	1,600	1,954	-18.1%	1,654	-3.3%
Income Tax and Social Contribution	(38)	(148)	-74.3%	(6)	n.a.
Minority Interest	(43)	(31)	40.4%	(41)	5.1%
NET PROFIT	1,519	1,774	-14.4%	1,607	-5.5%

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 29.
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

NET INTEREST INCOME

Net Interest Income, including income from financial operations, totaled R$7,658 million in 1Q13, down 5.2% over the same period of 2012 and 2.0% in the quarter, due to lower revenues, both from credit operations and the deposits.

Revenues from credit operations down 3.8% in twelve months and 4.8% in the quarter. The decrease in the quarterly and yearly comparison results from the lower spreads, which is mainly explained by the increasing participation of the products with lower spreads/credit risk in the credit portfolio. The improvement of 6.7% in the average portfolio volume was not enough to offset the impact of the spread reduction.

SANTANDER BRASIL RESULTS

Revenues from deposits declined 29.2% and 12.8%, respectively, in twelve months and three months. The decline in both periods of comparison reflects mainly the impact of the reduction in the Selic rate on the difference between the Selic and the interest rates paid to clients.

The “Others” line, which includes return on capital, result of the structural gap of interest rate balance, revenue from clients on treasury activities and others, decreased by 6.4% in twelve months, but moved up 10.8% in the quarter, mainly due to higher revenues from market operations.

NET INTEREST INCOME	1Q13	1Q12	Var.	4Q12	Var.
(R$ Million)			1Q13x1Q12		1Q13x4Q12

Net Interest Income	7,658	8,077	-5.2%	7,813	-2.0%
Loans	5,809	6,042	-3.8%	6,101	-4.8%
Average volume	208,640	195,499	6.7%	208,369	0.1%
Spread (Annualized)	11.3%	12.4%	-1.10 p.p.	11.6%	-0.33 p.p.
Deposits	174	246	-29.2%	200	-12.8%
Average volume	120,512	118,757	1.5%	121,764	-1.0%
Spread (Annualized)	0.6%	0.8%	-0.24 p.p.	0.7%	-0.06 p.p.
Others¹	1,675	1,790	-6.4%	1,512	10.8%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$2,699 million in the first quarter of 2013, 9.1% up in twelve months, fueled by credit cards. In the quarter increased 2.3%, led by insurance.

Credit card commissions totaled R$843 million in the first quarter of 2013, 30.5% (or R$197 million) up in twelve months, chiefly due to the increase in credit card transactions and higher revenues from acquiring services. In the quarter, the 2.8% decline in credit card commissions was impacted by the seasonal effect of the closing months of the year.

Insurance fees totaled R$533 million in the first quarter of 2013, 57.7% (or R$195 million) up in the quarter, explained mainly by the seasonal effect (R$158 million) of policy renewals, which are concentrated in the first months of the year. This effect did not impact the year performance, that increased 15.9% (or R$73 million) in twelve months.

Income from lending operations totaled R$199 million, 26.8% down in twelve months and 13.8% in the quarter. The decrease in twelve months was explained by the reduction in business volume and fees. In the quarter it was mainly due to lower lending volume.

Income from brokerage services totaled R$111 million in 1Q13, up 27.2% in twelve months and down 15.8% in the quarter.

FEE AND COMMISSION INCOME	1Q13	1Q12	Var.	4Q12	Var.
(R$ Million)			1Q13x1Q12		1Q13x4Q12

Cards¹	843	646	30.5%	867	-2.8%
Insurance fees	533	460	15.9%	338	57.7%
Current Account Services	415	393	5.6%	422	-1.7%
Asset Management²	281	327	-14.1%	300	-6.4%
Lending Operations	199	272	-26.8%	231	-13.8%
Collection Services³	188	171	9.9%	188	-0.1%
Securities Brokerage, Custody and Placement Services	111	87	27.2%	132	-15.8%
Others	129	117	10.2%	161	-19.9%
Total	2,699	2,473	9.1%	2,639	2.3%

1. Includes acquiring services
2. Includes income from funds and consortia
3. Includes collection and bills

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$3,436 million in 1Q13, down 0.9% in twelve months (R$ 32 million) and 6.9% (R$254 million) in the quarter, due to greater control of expenses and efforts to increase operational efficiency and business productivity.

Personnel expenses, including profit sharing, totaled R$1,753 million in 1Q13, down 4.2% (R$ 76 million) in twelve months, mainly due to the reduction in compensation line. In the quarter, the decrease of 5.3% (R$97 million) is explained by lower charges and compensation.

Administrative expenses totaled R$2,138 million in 1Q13, up 5.0% (R$102 million) in twelve months and down 6.3% (R$144 million) in the quarter. The quarterly decrease was due to lower expenses from “advertising, promotions, publicity”, “third-party technical services” and “data processing”, which jointly accounted for approximately 80% of the reduction in administrative expenses.

Depreciation and amortization, which reflect investments in business expansion, totaled R$455 million in 1Q13, up 14.7% in twelve months and 3.0% in the quarter.

Total general expenses, including depreciation and amortization, grew by 0.7% (R$26 million) in twelve months and down 5.8% (R$241 million) in the quarter. The efficiency ratio¹ stood at 44.3% in 1Q13, a 2.4 p.p. improvement over previous quarter.

EXPENSES' BREAKDOWN (R$ Million)	1Q13	1Q12	Var.	4Q12	Var.
			1Q13x1Q12		1Q13x4Q12

Third-party services	535	522	2.5%	567	-5.6%
Advertising, promotions and publicity	71	86	-17.5%	149	-52.3%
Data processing	305	307	-0.8%	319	-4.5%
Communications	155	150	3.5%	156	-1.0%
Rentals	175	147	19.3%	163	7.3%
Transport and Travel	49	50	-2.0%	52	-4.1%
Security and Surveillance	139	137	1.9%	142	-1.8%
Maintenance	46	48	-3.9%	50	-7.8%
Financial System Services	79	64	23.7%	80	-1.3%
Water, Electricity and Gas	45	45	-0.6%	44	1.4%
Material	24	28	-15.1%	27	-13.9%
Others	61	56	8.6%	90	-32.7%
Subtotal	1,683	1,639	2.7%	1,840	-8.5%
Depreciation and Amortization[1]	455	397	14.7%	442	3.0%
ADMINISTRATIVE EXPENSES	2,138	2,036	5.0%	2,282	-6.3%

Compensation²	1,110	1,204	-7.8%	1,153	-3.8%
Charges	332	330	0.6%	393	-15.4%
Benefits	288	267	7.6%	250	15.3%
Training	20	24	-17.5%	51	-61.3%
Others	4	4	-7.5%	5	-19.8%
PERSONNEL EXPENSES	1,753	1,829	-4.2%	1,850	-5.3%
					-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	3,436	3,468	-0.9%	3,690	-6.9%
				-	-
TOTAL GENERAL EXPENSES	3,891	3,865	0.7%	4,132	-5.8%

1. Excludes the expenses of goodwill amortization, which in 1Q13 was R$909 million, 4Q12 was 909 million and in 1Q12 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$3,371 million, up 9.1% up in twelve months and 8.9% in the quarter. The quarterly increase was chiefly due to the 31.8% decrease in income from the recovery of written-off loans.

ALLOWANCE FOR LOAN LOSSES	1Q13	1Q12	Var.	4Q12	Var.
(R$ Million)			1Q13x1Q12		1Q13x4Q12

Gross allowance for loan losses	(3,716)	(3,424)	8.5%	(3,601)	3.2%
Income from recovery of written off loans	345	334	3.4%	505	-31.8%
Total	(3,371)	(3,091)	9.1%	(3,096)	8.9%

OTHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) totaled R$831 million in 1Q13, down 5.7% over 1Q12 and up 1.4% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	1Q13	1Q12	Var.	4Q12	Var.
			1Q13x1Q12		1Q13x4Q12

Other operating income (expenses)	(831)	(881)	-5.7%	(820)	1.4%
Expenses from cards	(480)	(357)	34.7%	(490)	-1.9%
Income from premiums, pension plans and Capitalization	69	105	-34.7%	82	-16.7%
Provisions for contingencies¹	(312)	(471)	-33.6%	(308)	1.5%
Others	(107)	(159)	-32.7%	(105)	2.3%

1. Includes fiscal, civil and labor provisions.

1. Includes fiscal, civil and labor provisions.

INCOME TAX EXPENSES

Income tax expenses totaled R$ 38 million in the first quarter of 2013, 74.3% lower than the year before.

SANTANDER BRASIL RESULTS

BALANCE SHEET

In March 2013, total assets stood at R$448,601 million, an increase of 7.5% in twelve months and down 0.1% in the quarter. Total equity in the period came to R$63,230 million. Excluding the goodwill related to the Banco Real acquisition, total equity stood at R$51,133 million.

As mentioned on page 3, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 31.

ASSETS (R$ Million)	Mar/13	Mar/12	Var.	Dec/12	Var.
			Mar13xMar12		Mar13xDec12

Current Assets and Long Term Assets	426,550	393,073	8.5%	426,108	0.1%
Cash and Cash Equivalents	5,256	5,658	-7.1%	4,742	10.8%
Interbank Investments	47,250	29,220	61.7%	36,771	28.5%
Money Market Investments	32,458	21,535	50.7%	21,354	52.0%
Interbank Deposits	3,950	4,948	-20.2%	4,616	-14.4%
Foreign Currency Investments	10,843	2,738	296.1%	10,801	0.4%
Securities and Derivative Financial Instrument	71,830	62,870	14.3%	76,832	-6.5%
Own Portfolio	36,541	28,047	30.3%	37,869	-3.5%
Subject to Repurchase Commitments	16,533	19,191	-13.8%	20,225	-18.3%
Posted to Central Bank of Brazil	1,274	1,579	-19.3%	1,487	-14.3%
Pledged in Guarantees	13,315	10,319	29.0%	12,417	7.2%
Others	4,167	3,733	11.6%	4,834	-13.8%
Interbank Accounts	34,004	44,098	-22.9%	34,517	-1.5%
Interbranch Accounts	1	3	n.a.	2	n.a.
Lending Operations	196,434	187,355	4.8%	197,370	-0.5%
Lending Operations	211,703	199,333	6.2%	211,959	-0.1%
Lending Operations Related to Assignment	47	-	-	-	-
(Allowance for Loan Losses)	(15,317)	(11,979)	27.9%	(14,589)	5.0%
Others Receivables	70,154	62,413	12.4%	74,258	-5.5%
Others Assets	1,621	1,457	11.3%	1,617	0.3%
Permanent Assets	22,051	24,172	-8.8%	22,860	-3.5%
Investments	45	40	12.6%	40	13.5%
Fixed Assets	5,752	4,951	16.2%	5,602	2.7%
Intangibles	16,254	19,181	-15.3%	17,218	-5.6%
Goodwill	26,241	27,037	-2.9%	26,172	0.3%
Intangible Assets	7,099	6,305	12.6%	7,117	-0.3%
(Accumulated Amortization)	(17,086)	(14,161)	20.7%	(16,072)	6.3%
Total Assets	448,601	417,245	7.5%	448,968	-0.1%

Goodwill (net of the amortization)	12,097	15,665	-22.8%	12,937	-6.5%
Total Assets (excluding goodwill)	436,503	401,579	8.7%	436,031	0.1%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Mar/13	Mar/12	Var.	Dec/12	Var.
			Mar13xMar12		Mar13xDec12

Current Liabilities and Long Term Liabilities	384,184	352,805	8.9%	384,466	-0.1%
Deposits	122,776	122,907	-0.1%	126,545	-3.0%
Demand Deposits	12,717	11,817	7.6%	13,457	-5.5%
Savings Deposits	27,915	23,922	16.7%	26,857	3.9%
Interbank Deposits	3,474	2,953	17.6%	3,392	2.4%
Time Deposits	78,669	84,214	-6.6%	82,839	-5.0%
Money Market Funding	79,663	66,548	19.7%	72,529	9.8%
Own Portfolio	55,742	51,222	8.8%	56,655	-1.6%
Third Parties	14,195	8,460	67.8%	7,344	93.3%
Free Portfolio	9,726	6,865	41.7%	8,530	14.0%
Funds from Acceptance and Issuance of Securities	58,498	47,406	23.4%	56,294	3.9%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	40,115	36,807	9.0%	39,742	0.9%
Securities Issued Abroad	17,127	9,805	74.7%	15,298	11.9%
Others	1,257	793	58.5%	1,253	0.3%
Interbank Accounts	1,710	1,530	11.8%	19	n.a.
Interbranch Accounts	1,261	1,195	5.5%	2,002	-37.0%
Borrowings	16,024	13,108	22.2%	16,001	0.1%
Domestic Onlendings -Official Institutions	9,737	10,063	-3.2%	9,385	3.8%
Foreign Onlendings	27	499	-94.5%	41	-32.6%
Derivative Financial Instruments	4,132	3,805	8.6%	5,205	-20.6%
Other Payables	90,355	85,744	5.4%	96,446	-6.3%
Deferred Income	275	202	36.2%	222	23.8%
Minority Interest	912	552	65.2%	829	10.0%
Equity	63,230	63,687	-0.7%	63,452	-0.3%
Total Liabilities	448,601	417,245	7.5%	448,968	-0.1%

Equity (excluding goodwill)	51,133	48,022	6.5%	50,514	1.2%

SECURITIES

Securities totaled R$71,830 million in March 2013, up 14.3% in twelve months and down 6.5% in the quarter. The quarterly variation was due to decrease in the public securities line.

SECURITIES (R$ Million)	Mar/13	Mar/12	Var.	Dec/12	Var.
			Mar13xMar12		Mar13xDec12

Public securities	51,442	45,056	14.2%	56,573	-9.1%
Private securities, funds quotas / others	16,224	14,083	15.2%	15,428	5.2%
Financial instruments	4,164	3,731	11.6%	4,831	-13.8%
Total	71,830	62,870	14.3%	76,832	-6.5%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The credit portfolio has been growing at a more moderate pace. In March of 2013, the total credit portfolio amounted to R$211,703 million, up 6.2% in twelve months and down 0.1% in the quarter. In the annual comparison, the weakening of the BRL/USD exchange rate impacted the foreign currency loan portfolio, which also includes USD-pegged BRL loans, increasing to the portfolio growth. Excluding the effect of the foreign exchange variation, the total credit portfolio would have grown by 4.9%.

At the end of March 2013, the foreign currency loan portfolio, plus USD-pegged BRL loans, totaled R$23.8 billion, up 2.6% over the R$23.2 billion recorded at the end of December 2012 and 1.3% less than the R$ 24.1 billion reported in March 2012.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, amounted R$ 256.152 million at the end of March 2013, an increase of 8.3% in twelve months and 0.1% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Mar/13	Mar/12	Var.	Dec/12	Var.
BY SEGMENT (R$ Million)			Mar13xMar12		Mar13xDec12

Individuals	71,383	66,526	7.3%	71,287	0.1%
Consumer Finance	36,208	36,402	-0.5%	36,806	-1.6%
SMEs	36,135	33,083	9.2%	36,487	-1.0%
Corporate	67,978	63,323	7.4%	67,379	0.9%
Total portfolio	211,703	199,333	6.2%	211,959	-0.1%
Other credit related transactions¹	44,449	37,145	19.7%	44,005	1.0%
Total expanded credit portfolio	256,152	236,479	8.3%	255,964	0.1%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals totaled R$71,383 million in March 2013, up 7.3% (or R$4,857 million) in twelve months and 0.1% (R$96 million) in the quarter. In twelve months, mortgages and payroll loans originated by the bank, together accounted for 83% of the increase in the individual portfolio in the period.

The card portfolio totaled R$14,919 million, up 8.1% in twelve months and down 7.8% (or R$ 1,255 million) in the quarter, mainly due to period seasonality.

The balance of mortgages closed March 2013 at R$12,492 million, up 31.2% in twelve months and 5.8% (R$ 680 million) in the quarter.

Payroll loans, excluding the acquired portfolio, totaled R$13,904 million, up 8.1% in twelve months and 2.6% in the quarter.

Loans to individuals also includes R$2.8 billion of leasing/vehicle portfolio originated by Santander’s branch network. Over the last months, the bank has been more active in increasing the volume of these operations through Santander’s branch network, growing faster than operations originated through car dealers, as you can see in the following session.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, totaled R$36,208 million in March 2013, down 0.5% in twelve months and 1.6% in the quarter. From the total R$ 36,208 million consumer finance portfolio, R$ 30,041 million are vehicle loans to individuals.

Therefore, the total vehicle portfolio to individuals, including operations originated through car dealers and Santander’s branches amounted R$ 32,896 million in March 2013, an increase of 2.9% in twelve months.

CORPORATE AND SME LOANS

Corporate and SME loans totaled R$104,112 million in March 2013, up 8.0% in twelve months and 0.2% in the quarter.

The Corporate loan portfolio totaled R$67,978 million, up 7.4% in twelve months and 0.9% in the quarter. In twelve months, this portfolio was positively impacted by the exchange rate variation. Excluding this impact, the annual growth would be 3.3%.

Loans to SMEs totaled R$ 36,135 million in March 2013, up 9.2% in twelve months and down 1.0% in the quarter.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Mar/13	Mar/12	Var.	Dec/12	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Mar13xMar12		Mar13xDec12

Individuals
Leasing / Auto Loans¹	2,855	2,326	22.7%	2,744	4.0%
Credit Card	14,919	13,798	8.1%	16,174	-7.8%
Payroll Loans²	15,029	15,194	-1.1%	14,772	1.7%
Payroll Loans originated by the bank	13,904	12,861	8.1%	13,548	2.6%
Acquired portfolio	1,125	2,333	-51.8%	1,224	-8.1%
Mortgages	12,492	9,518	31.2%	11,812	5.8%
Agricultural Loans	2,422	2,516	-3.7%	2,163	12.0%
Personal Loans / Others	23,666	23,175	2.1%	23,621	0.2%
Total Individuals	71,383	66,526	7.3%	71,287	0.1%

Consumer Finance	36,208	36,402	-0.5%	36,806	-1.6%

Corporate and SMEs
Leasing / Auto Loans	3,556	3,149	12.9%	3,508	1.4%
Real Estate	7,824	6,525	19.9%	7,789	0.5%
Trade Finance	15,823	16,680	-5.1%	15,948	-0.8%
On-lending	8,181	9,026	-9.4%	7,811	4.7%
Agricultural Loans	2,482	1,748	42.0%	2,221	11.7%
Working capital / Others	66,245	59,278	11.8%	66,588	-0.5%
Total Corporate and SMEs	104,112	96,406	8.0%	103,865	0.2%

Total Credit	211,703	199,333	6.2%	211,959	-0.1%
Other Credit Risk Transactions with clients³	44,449	37,145	19.7%	44,005	1.0%
Total Expanded Credit Portfolio	256,152	236,479	8.3%	255,964	0.1%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,896 in 1Q13, R$ 32,765 in 4Q12, R$ 31,983 million in 1Q12.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The allowance for loan losses totaled R$15,317 million in March 2013, an increase of 27.9% in twelve months and 5.0% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue by more than 90 days. In 1Q13, the coverage ratio stood at a comfortable level, reaching 124.2%.

SANTANDER BRASIL RESULTS

RENEGOTIATION PORTFOLIO

Credit renegotiations totaled R$11,139 million in March 2013, 27.2% higher than the R$8,757 million recorded in the same period of 2012. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, the upturn in renegotiations was 1.3%.

In March 2013, 50.4% of the portfolio was provisioned, versus 48.2% in March 2012. These levels are considered to be adequate, given the nature of these operations.

RENEGOTIATED PORTFOLIO	Mar/13	Mar/12	Var.	Dec/12	Var.
(R$ Million)			Mar13xMar12		Mar13xDec12

Renegotiated Portfolio	11,139	8,757	27.2%	10,992	1.3%
Allowance for loan losses over renegotiated portfolio	(5,617)	(4,223)	33.0%	(5,633)	-0.3%
Coverage %	50.4%	48.2%	2.2 pp	51.2%	-0.8 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 5.8% of the total credit portfolio, up 1.0 p.p. over March 2012 and 0.3 p.p. over December 2012. The ratio evolution in the quarter was impacted by the reduction in the credit portfolio (denominator of the ratio). The delinquency ratio of the individual segment stood at 8.0%, an increase of 0.2 p.p. in the quarter. The delinquency in the corporate segment increased by 0.5 p.p. in the quarter to 3.8%.

1. Nonperforming loans over 90 days / total loans BR GAAP

DELINQUENCY RATIO (OVER 60 DAYS)

The over-60-day delinquency ratio was 6.8% in March 2013, up 0.7 p.p. in twelve months and 0.2 p.p. in the quarter.

The individual delinquency ratio remained flat in the quarter, while the corporate delinquency ratio moved up by 0.4 p.p. in the same period. The 15-90-day delinquency ratio totaled 4.9%, improving by 1.0 p.p. in twelve months and remaining stable in the quarter.

1. Nonperforming loans over 60 days / total loans BR GAAP .

SANTANDER BRASIL RESULTS

FUNDING

Funding closed March 2013 at R$195,342 million, up 2.1% in twelve months and down 1.9% in the quarter. In the annual comparison, it is worth highlighting the 16.7% growth in saving deposits, 8.0% in debenture, real estate notes (LCIs) and agribusiness notes (LCAs), and the 7.6% increase in Demand deposits. In the quarter, saving deposits and Treasury Notes were the highlights, growing by 3.9% and 1.2%, respectively.

FUNDING (R$ Million)	Mar/13	Mar/12	Var.	Dec/12	Var.
			Mar13xMar12		Mar13xDec12

Demand deposits	12,717	11,817	7.6%	13,457	-5.5%
Saving deposits	27,915	23,922	16.7%	26,857	3.9%
Time deposits	78,669	84,214	-6.6%	82,839	-5.0%
Debenture/LCI/LCA¹	49,235	45,603	8.0%	49,548	-0.6%
Treasury Notes (Letras Financeiras)	26,804	25,805	3.9%	26,493	1.2%
Funding from clients	195,342	191,362	2.1%	199,193	-1.9%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The credit/funding ratio reached 108% in March of 2013, up 2 p.p. over previous quarter.

The liquidity metric adjusted for the (high) reserve requirements and for the medium/long term funding stood at 97% in March 2013, remaining flat in the quarter.

The bank presents a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Mar/13	Mar/12	Var.	Dec/12	Var.
			Mar13xMar12		Mar13xDec12

Funding from clients (A)	195,342	191,362	2.1%	199,193	-1.9%
(-) Reserve Requirements	(32,222)	(42,236)	-23.7%	(34,310)	-6.1%
Funding Net of Reserve Requirements	163,119	149,126	9.4%	164,883	-1.1%
Borrowing and Onlendings	9,850	10,063	-2.1%	9,507	3.6%
Subordinated Debts	11,407	11,199	1.9%	11,919	-4.3%
Offshore Funding	33,065	23,413	41.2%	31,218	5.9%
Total Funding (B)	217,441	193,800	12.2%	217,528	0.0%
Assets under management[1]	141,404	135,033	4.7%	134,935	4.8%
Total Funding and Asset under management	358,845	328,833	9.1%	352,463	1.8%
Total Credit (C)	211,703	199,333	6.2%	211,959	-0.1%
C / B (%)	97%	103%		97%

C / A (%)	108%	104%		106%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO – BR GAAP

The BIS ratio totaled 21.5% in March 2013, 2.5 p.p. lower than March 2012 and 0.7 p.p. higher than December 2012.

In accordance to the rules of regulatory capital in Brazil, this ratio includes the goodwill for the calculation of the adjusted regulatory capital. According to Brazilian regulations, the minimum ratio is 11%.

Excluding the goodwill from the acquisition of Banco Real, the BIS ratio is 18.4% in March 2013, versus 19.8% in March 2012.

In March 2013, the Central Bank published the rules related to the definition of capital and the regulatory capital requirements with the purpose of implementing in Brazil the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) to improve the financial institutions' ability to absorb shocks from the financial system or other economic sectors; (ii) to reduce the risk of contagion between the financial sector and the real economy; (iii) to help maintain financial stability; and (iv) to promote sustainable economic growth. The new Basel III rules will be applied as of October 1, 2013. The Basel Committee is discussing other measures, including those related to leverage ratios and the minimum quantitative liquidity requirements for financial institutions, which will be target of the future rules.

OWN RESOURCES AND BIS (R$ Million)	Mar/13	Mar/12	Var.	Dec/12	Var.
			Mar13xMar12		Mar13xDec12

Adjusted Tier I Regulatory Capital	63,242	65,309	-3.2%	65,213	-3.0%
Tier II Regulatory Capital	4,475	6,629	-32.5%	5,070	-11.7%
Adjusted Regulatory Capital (Tier I and II)	67,717	71,937	-5.9%	70,283	-3.7%
Required Regulatory Capital	34,681	32,993	5.1%	37,131	-6.6%
Adjusted Credit Risk Capital requirement	30,720	29,532	4.0%	32,410	-5.2%
Market Risk Capital requirement	2,232	1,613	38.4%	2,951	-24.4%
Operational Risk Capital requirement	1,729	1,848	-6.4%	1,770	-2.3%
Basel II Ratio	21.5%	24.0%	-2.5 p.p.	20.8%	0.7 p.p.
Tier I (considering goodwill)	20.1%	21.8%	-1.7 p.p.	19.3%	0.7 p.p.
Tier II (considering goodwill)	1.4%	2.2%	-0.8 p.p.	1.5%	-0.1 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial conglomerate)

As mentioned on page 3, the CVM Deliberation 695 impacted total equity in R$ 2.4 billion, with retrospective effect on the balance sheet of January 1st, 2012. Though, it’s worth mentioning that this impact was not retroactively reflected in the 2012 BIS ratio calculation, since this is a regulatory information. For 2013, the impact was more than offset by the new rules of risk weighted assets (RWA) factors published by the Central Bank (BIS II).

CARDS

CARDS

In 2012, the Bank entered into two commercial agreements, one with Sodexo, the world’s leading provider of quality-of-life services, and the other with Embratec, with a particular emphasis on its Ecofrotas division, the leading company in the vehicle fleet fueling and maintenance segment. As a result, Santander’s GetNet POS machines will begin accepting Sodexo cards, increasing the bank’s share of bar, restaurant and supermarket segment.

Santander will also begin offering Sodexo’s benefit and incentive services, especially Refeição Pass (meal vouchers), Alimentação Pass (supermarket vouchers) and Vale Transporte Pass (transport vouchers), as well as Ecofrotas’ light and heavy fleet management service.

Santander Brasil launched in the first quarter of 2013 a “Conta Santander Combinada”. This new proposal offers current account, credit card, package services, overdraft and others differentiated advantages. It is developed under four types of service: “Conta Combinada Free”, “Conta Combinada Flex”, “Conta Combinada Light”, “Conta Combinada Universitária FIT”. This proposal aims to offer product and service options to meet the customer’s needs in different moments of their lives, and also provides a higher linkage. In February 2013 we maintained our focus on the partnerships with Vivo and the Raízen group, both of which were designed to increase our customer base by launching products, offering exclusive advantages in the areas in which these companies operate, associated with the Santander Card’s differentials.

We launched an exclusive range of opportunities for Santander Card holders, Santander Esfera, which provides customers with daily promotions and special discounts with selected partners. We also established a partnership with the Cinépolis movie theater chain, offering a 50% discount to customers who buy their tickets with our cards. We continue offering our account holders special products designed to suit their different needs. We therefore continued to expand our clients base, always seeking to improve their satisfaction. We implemented the SuperBônus Viagens website, a portal that allows customers to exchange bonus points for tickets, hotel accommodation, cruises, package trips and car rentals. In addition, if they do not have enough points to acquire what they want, they can pay the difference with their Santander Card. This is another initiative focused on strengthening relations with our customers and making Santander cards their first choice.

TURNOVER Financial transactions volume (credit and debit) in 1Q13 totaled R$ 42.7 billion, an 18.9% increase over the same period of the previous year.

CREDIT CARD PORTFOLIO

Total credit card portfolio grew 8.0% in 1Q13 compared to the same period the previous year and decreased 7.6% in the quarter, reaching R$ 15.3 billion. Financed portfolio increased 2.1% over the same period of 2012 and 1.3% in the quarter.

CARD BASE

The credit card base grew 9.7% over the same period of the previous year and decreased 1.9% in the quarter, reaching 14.3 million cards. Debit cards totaled 34.7 million at the end of the quarter, up 13.8% in one year and 2.7% in the quarter.

OUR SHARES

CORPORATE GOVERNANCE

Santander follows the recommendations of the Best Practices Code of the Brazilian Institute for Corporate Governance (Instituto Brasileiro de Governança Corporativa – the IBGC) and has its shares and units listed under Corporate Governance Level 2 of the BM&FBOVESPA (Bolsa de Valores, Mercadorias e Futuros S.A.), which includes a rigorous set of governance rules and practices that go beyond the legislation in force.

SIMPLIFIED OWNERSHIP ORGANIZATION

Santander’s ownership structure on March 31, 2013 was:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	161,340,447	75.8%	137,878,384	74.0%	299,218,830	75.0%
Treasury Shares²	633,033	0.3%	575,484	0.3%	1,208,517	0.3%
Free Float	50,868,252	23.9%	47,748,517	25.6%	98,616,769	24.7%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L. 2-Includes board members and executive officers

Santander in Brazil has more than 200 thousand shareholders, of which approximately 170 thousand are individual investors. Dealing with such a large shareholders base is a major responsibility, and, in order to meet shareholders’ expectations, the bank has adopted a consistent dividend pay-out policy.

Total dividends and interest on capital reported in 2012 amounted to R$ 2,670 million. In March 2013, Board of Directors of Banco Santander (Brasil) S.A. approved the distribution of Interest on the Company´s Capital, in the gross amount of R$ 300 million. The payment will be in August 2013.

PERFORMANCE

SANB11	1Q13	4Q12	1Q12

Earnings (annualized) per unit ¹ (R$)	1.60	1.69	1.87
Dividend + Interest on capital per unit (R$)	0.08	0.18	0.11
Closing price (R$)	14.6	15.0	16.8
Book Value per unit (R$)²	13.5	13.3	12.6
Market Capitalization (R$ bi)³	55.5	56.9	63.8

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Book Value calculation excludes the goodwill and already reflects the retrospectively impact from the CVM Resolution 695.
3-Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit's. Excludes the total amount of shares repurchased.

1- For 2009, the average trading volume of shares considers the end of stabilization period, which is one months after IPO.

RATINGS

RATINGS AGENCIES

Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)

Standard & Poor’s (outlook)	BBB (stable)	A-2	BBB (stable)	A-2	brAAA (stable)	brA-1

Moody's (outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (December 20, 2012); Standard & Poor’s (December 18, 2012) and Moody’s (June 27, 2012).

RISK MANAGEMENT

RISK MANAGEMENT

CORPORATE GOVERNANCE OF RISK FUNCTION

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client, together with the Santander Spain Group:

• to approve the proposals and operations and limitations of clients and portfolio;

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

• methodology and control, which adapts the policies, methodologies and the risk control systems; and

• business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

CREDIT RISK

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

MARKET RISK

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

• independence from the risk function in relation to business;

• effective participation of management in decision-making;

• a consensus between the risk and business departments on decisions involving credit operations;

• collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

• the use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

• the retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

RISK MANAGEMENT

• the definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

OPERATIONAL RISK MANAGEMENT, INTERNAL CONTROLS -OXLEY ACT AND INTERNAL AUDIT

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management –Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well as of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models, can be found in the annual and social reports at: www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee. Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

During 2012, the Audit Committee and the Board of Directors were informed on Internal Audit’s works, as per its annual planning. The Audit Committee’s 2012 meeting approved the internal audit work plan and activity report for the year.

In order to perform its duties and reduce coverage risks inherent to Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary. Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations, size, quality of credit portfolio, etc.

In addition, work programs - which describe future audit tests - are revised annually for compliance with the requirements. Throughout 2012, internal control procedures and controls on information systems pertaining to units under analysis were assessed, taking into account their conception efficiency and performance.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

Santander Universities in agreement with AfroReggae promoted at Vigário Geral community the “2o. International Seminar on Entrepreneurship for Communities” with the aim to discuss ways for the Entrepreneurship in low income communities and share best practices.

The Seminar is part of “Rio Comunidades” Programme, launched in May 2011, in partnership with AfroReggae. More than 10,000 people living in low income communities in Rio de Janeiro were benefited with: international scholarships to study Spanish at Salamanca (12 students); scholarships for online language courses and entrepreneurship courses (1,700 students); Digital inclusion at “Espaço Digital da Vila Cruzeiro / Núcleo do AfroReggae” (8,000 students) and Financial Orientation lectures (more than 500 people).The aim is to benefit more than 200,000 people until the end of 2016.

Santander Microcrédito started 2013 with very good results in terms of disbursement and portfolio management. By the end of the first quarter, we had disbursed R$108.3 million to small entrepreneurs (8% higher than the same period in 2012) and the performing loan rate is still at satisfactory levels and closed the quarter at 94.8%.

CORPORATE GOVERNANCE

On February 15, 2013 it was held the Shareholders Meeting, which approved the proposal of grant of “Deferred Bonus Plans” related to 2012, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19th, 2012.

On March 14, 2013 it was homologated by the Brazilian Central Bank, the election procedures of the new members of the Bank’s Board of Executive Officers: Mr. Manoel Marcos Madureira, as Executive Officer, and Mrs. Ana Paula Nader Alfaya, Mr. Carlos Alberto Seiji Nomoto, Mr. Fernando Díaz Roldán and Mr. Nilton Sergio Silveira Carvalho as Officers without specific designation.

On March 18, 2013 it was held the Board of Director´s Meeting, which approved the election of the members of the Audit Committee for a term of office of one year. Therefore, the Audit Committee has the following members: Mr. Celso Clemente Giacometti, as an independent member; Mr. René Luiz Grande, as coordinator and Mrs. Elidie Palma Bifano, as technical and qualified member. The election process, is being ratified by the Central Bank of Brazil.

ADDITIONAL INFORMATION-BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

As mentioned on page 3, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 31.

ASSETS (R$ Million)	Mar/13	Dec/12	Sep/12	Jun/12	Mar/12

Current Assets and Long Term Assets	426,550	426,108	421,117	413,111	393,073
Cash and Cash Equivalents	5,256	4,742	4,522	4,849	5,658
Interbank Investments	47,250	36,771	40,609	29,251	29,220
Money Market Investments	32,458	21,354	28,432	17,300	21,535
Interbank Deposits	3,950	4,616	4,569	4,961	4,948
Foreign Currency Investments	10,843	10,801	7,607	6,990	2,738
Securities and Derivative Financial Instrument	71,830	76,832	63,563	69,712	62,870
Own Portfolio	36,541	37,869	30,263	18,716	28,047
Subject to Repurchase Commitments	16,533	20,225	14,404	33,578	19,191
Posted to Central Bank of Brazil	1,274	1,487	2,038	1,690	1,579
Pledged in Guarantees	13,315	12,417	12,003	10,454	10,319
Others	4,167	4,834	4,855	5,276	3,733
Interbank Accounts	34,004	34,517	40,081	40,910	44,098
Restricted Deposits:	32,392	34,479	38,485	39,430	42,438
-Central Bank of Brazil	32,222	34,310	38,275	39,224	42,236
-National Housing System	169	169	210	206	202
Others	1,612	38	1,596	1,480	1,660
Interbranch Accounts	1	2	1	2	3
Lending Operations	196,434	197,370	192,812	191,894	187,355
Lending Operations	211,703	211,959	207,334	205,632	199,333
(Allowance for Loan Losses)	(15,317)	(14,589)	(14,522)	(13,738)	(11,979)
Other Receivables	70,154	74,258	77,991	74,931	62,413
Foreign Exchange Portfolio	31,583	36,199	40,913	36,986	29,508
Tax Credits	18,936	18,550	18,547	18,564	16,886
Others	19,635	19,509	18,532	19,382	16,019
Others Assets	1,621	1,617	1,538	1,561	1,457
Permanent Assets	22,051	22,860	23,286	23,853	24,172
Investments	45	40	40	38	40
Fixed Assets	5,752	5,602	5,257	5,041	4,951
Intangibles	16,254	17,218	17,989	18,774	19,181
Goodwill	26,241	26,172	26,172	26,175	27,037
Intangible Assets	7,099	7,117	7,034	6,883	6,305
(Accumulated Amortization)	(17,086)	(16,072)	(15,216)	(14,284)	(14,161)
Total Assets	448,601	448,968	444,404	436,964	417,245

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Mar/13	Dec/12	Sep/12	Jun/12	Mar/12

Current Liabilities and Long Term Liabilities	384,184	384,466	380,218	372,776	352,805
Deposits	122,776	126,545	122,426	121,819	122,907
Demand Deposits	12,717	13,457	11,966	11,949	11,817
Savings Deposits	27,915	26,857	25,727	24,763	23,922
Interbank Deposits	3,474	3,392	2,990	3,056	2,953
Time Deposits	78,669	82,839	81,743	82,051	84,214
Money Market Funding	79,663	72,529	73,139	69,646	66,548
Own Portfolio	55,742	56,655	51,519	54,625	51,222
Third Parties	14,195	7,344	15,373	8,752	8,460
Free Portfolio	9,726	8,530	6,247	6,268	6,865
Funds from Acceptance and Issuance of Securities	58,498	56,294	51,622	51,630	47,406
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	40,115	39,742	37,800	38,931	36,807
Securities Issued Abroad	17,127	15,298	12,575	11,245	9,805
Others	1,257	1,253	1,247	1,454	793
Interbank Accounts	1,710	19	1,560	1,406	1,530
Interbranch Accounts	1,261	2,002	795	1,091	1,195
Borrowings	16,024	16,001	15,474	14,643	13,108
Domestic Onlendings -Official Institutions	9,737	9,385	9,395	9,772	10,063
National Economic and Social Development Bank (BNDES)	5,417	5,190	5,110	5,445	5,441
National Equipment Financing Authority (FINAME)	4,117	3,940	4,065	4,189	4,441
Other Institutions	203	255	220	137	181
Foreign Onlendings	27	41	45	396	499
Derivative Financial Instruments	4,132	5,205	5,284	5,464	3,805
Other Payables	90,355	96,446	100,479	96,909	85,744
Foreign Exchange Portfolio	31,948	36,399	40,920	36,781	29,761
Tax and Social Security	17,356	16,832	17,285	16,781	15,838
Subordinated Debts	11,407	11,919	11,696	11,454	11,199
Others	29,644	31,296	30,578	31,893	28,947
Deferred Income	275	222	219	218	202
Minority Interest	912	829	594	558	552
Equity	63,230	63,452	63,372	63,411	63,687
Total Liabilities	448,601	448,968	444,404	436,964	417,245

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

As mentioned on page 3, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 31.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1Q13	4Q12	3Q12	2Q12	1Q12

NET INTEREST INCOME	7,658	7,813	8,111	8,379	8,077
Allowance for Loan Losses	(3,371)	(3,096)	(3,228)	(3,808)	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	4,287	4,717	4,883	4,571	4,986
Fee and commission income	2,699	2,639	2,542	2,370	2,473
General Expenses	(3,891)	(4,132)	(4,013)	(3,832)	(3,865)
Personnel Expenses + Profit Sharing	(1,753)	(1,850)	(1,835)	(1,784)	(1,829)
Administrative Expenses²	(2,138)	(2,282)	(2,178)	(2,048)	(2,036)
Tax Expenses	(750)	(786)	(778)	(771)	(803)
Investments in Affiliates and Subsidiaries	0	(0)	0	0	0
Other Operating Income/Expenses³	(831)	(820)	(960)	(827)	(881)
OPERATING PROFIT	1,513	1,618	1,675	1,513	1,911
Non Operating Income	87	36	(2)	(8)	43
NET PROFIT BEFORE TAX	1,600	1,654	1,673	1,505	1,954
Income Tax and Social Contribution	(38)	(6)	(128)	(14)	(148)
Minority Interest	(43)	(41)	(36)	(18)	(31)
NET PROFIT	1,519	1,607	1,509	1,473	1,774

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 29.
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

FISCAL HEDGE (R$ Million)	1Q13	4Q12	3Q12	2Q12	1Q12

Net Interest Income	288	(140)	(95)	(1,511)	309
Tax Expenses	(42)	3	(2)	152	(43)
Income Tax	(247)	137	98	1,359	(267)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

As mentioned on page 3, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans. The description of such impacts is provided on page 31.

ACCOUNTING AND MANAGERIAL	1Q13	Reclassifications				1Q13
RESULTS RECONCILIATION
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	8,291	288	345	-	-	7,658
Allowance for Loan Losses	(3,716)	-	(345)	-	-	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	4,575	288	-	-	-	4,287
Fee and commission income	2,699	-	-	-	-	2,699
General Expenses	(4,555)	-	-	(909)	245	(3,891)
Personnel Expenses + Profit Sharing	(1,507)	-	-	-	245	(1,753)
Administrative Expenses	(3,048)	-	-	(909)	-	(2,138)
Tax Expenses	(792)	(42)	-	-	-	(750)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(831)	-	-	-	-	(831)
OPERATING INCOME	1,096	247	-	(909)	245	1,513
Non Operating Income	87	-	-	-	-	87
NET PROFIT BEFORE TAX	1,183	247	-	(909)	245	1,600
Income Tax	(285)	(247)	-	-	-	(38)
Profit Sharing	(245)	-	-	-	(245)	-
Minority Interest	(43)	-	-	-	-	(43)
NET PROFIT	609	-	-	(909)	-	1,519

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	1Q12	Reclassifications				1Q12

(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	8,720	309	334	-	-	8,077
Allowance for Loan Losses	(3,424)	-	(334)	-	-	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	5,295	309	-	-	-	4,986
Fee and commission income	2,473	-	-	-	-	2,473
General Expenses	(4,410)	-	-	(909)	365	(3,865)
Personnel Expenses + Profit Sharing	(1,464)	-	-	-	365	(1,829)
Administrative Expenses	(2,945)	-	-	(909)	-	(2,036)
Tax Expenses	(846)	(43)	-	-	-	(803)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(881)	-	-	-	-	(881)
OPERATING INCOME	1,633	267	-	(909)	365	1,911
Non Operating Income	43	-	-	-	-	43
NET PROFIT BEFORE TAX	1,676	267	-	(909)	365	1,954
Income Tax	(415)	(267)	-	-	-	(148)
Profit Sharing	(365)	-	-	-	(365)	-
Minority Interest	(31)	-	-	-	-	(31)
NET PROFIT	865	-	-	(909)	-	1,774

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	4Q12	Reclassifications					4Q12

(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial
NET INTEREST INCOME	8,029	(140)	505	-	-	(148)	7,813
Allowance for Loan Losses	(3,601)	-	(505)	-	-	-	(3,096)
NET INTEREST INCOME AFTER LOAN LOSSES	4,428	(140)	-	-	-	(148)	4,717
Fee and commission income	2,639	-	-	-	-	-	2,639
General Expenses	(4,849)	-	-	(909)	193	-	(4,132)
Personnel Expenses + Profit Sharing	(1,657)	-	-	-	193	-	(1,850)
Administrative Expenses	(3,191)	-	-	(909)	-	-	(2,282)
Tax Expenses	(783)	3	-	-	-	-	(786)
Investments in Affiliates and Subsidiaries	(0)	-	-	-	-	-	(0)
Other Operating Income/Expenses	(820)	-	-	-	-	-	(820)
OPERATING INCOME	616	(137)	-	(909)	193	(148)	1,618
Non Operating Income	185	-	-	-	-	148	36
NET PROFIT BEFORE TAX	801	(137)	-	(909)	193	-	1,654
Income Tax	131	137	-	-	-	-	(6)
Profit Sharing	(193)	-	-	-	(193)	-	-
Minority Interest	(41)	-	-	-	-	-	(41)
NET PROFIT	697	(0)	-	(909)	-	-	1,607

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses related to Banco Real.

4. Others: Banco Santander recorded equity income gains of R$148.5 million referring to subsidiary that holds private equity investments and businesses related to banking supplementary services.

CVM DELIBERATION 695

CVM DELIBERATION 695

On December 13, 2012, CVM Deliberation 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, mainly pension plans, in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect to 2012 in order to ensure comparability.

This section highlights the main impacts of this new accounting practice on the balance sheet and income statement accounts of 2012.

From a balance sheet perspective, the non-provisioned deficits of pension plans and health care plans sponsored by the bank were recognized as a liability at once against equity, net of tax. The table below depicts the impact in each balance sheet account:

ASSETS (R$ Million)	2012	4Q12	1Q12
Other credits	1,615	1,615	1,615
Tax Credits	1,615	1,615	1,615
Total assets	1,615	1,615	1,615

LIABILITIES (R$ Million)	2012	4Q12	1Q12
Other Payables	4,045	4,045	4,045
Others	4,045	4,045	4,045
Minority Interest	(12)	(12)	(12)
Equity	(2,418)	(2,418)	(2,418)
Adjustment to Fair Value	(2,418)	(2,418)	(2,418)
Total Liabilities	1,615	1,615	1,615

Regarding the Income Statement, new accounting practice impacted positively the 2012 Net Profit before Tax and the Net Profit by R$56.6 million and R$33.9 million, respectively. The quarterly impact of is one fourth of the yearly impact. The table below gives more details:

FINANCIAL STATEMENT (R$ Million)	2012	4Q12	1Q12
General Expenses	(21.7)	(5.4)	(5.4)
Personnel Expenses	(21.7)	(5.4)	(5.4)
Other Operating Income/Expenses	78.3	19.6	19.6
Other Operating Expenses	78.3	19.6	19.6
Net profit before tax	56.6	14.1	14.1
Income Tax and Social Contribution	(22.6)	(5.7)	(5.7)
Deferred Tax Credits	(22.6)	(5.7)	(5.7)
Net profit	33.9	8.5	8.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer